July 1, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (724) 978-2744

Mr. Charles G. Urtin
President and CEO
IBT Bancorp, Inc.
309 Main Street
Irwin, PA 15642

Re:	IBT Bancorp, Inc.
      Form 10-K for fiscal year ended December 31, 2004
      Forms 10-Q for fiscal quarter ended March, 31 2005
      File No. 1-31655

Dear Mr. Urtin:

      We have reviewed your response letter dated June 30, 2005 and have the following additional comment.

Form 10-K

Allocation of the Allowance for Loan Losses, page 11
1. We read your June 30, 2005 response to our June 16, 2005 comment letter. We are not yet able to understand the changes in your allowance which resulted in a substantially smaller allowance at December 31, 2004 since:
* Loans have increased from December 31, 2003 to December 31,
2004;
* You stated that there were no specific impairment allowances at December 31, 2003 for the significant loans charged off in 2004, and
* You stated in your June 13, 2005 response to our June 3, 2005 comment letter that the overall quality of the loan portfolio did not change significantly from 2003 to 2004.

We are also unable to reconcile your fifth response in your June
30,
2005 response to our June 16, 2005 comment letter that there were no
specific impairment allowances at December 31, 2003 with the
$283,781
specific impairment allowance in the December 31, 2004 audited financial statements.
	Please provide us with a quantitative and qualitative
analysis
which shows how 	you applied your allowance methodology in a
consistent fashion to your loan 	portfolios at each of December
31,
2004 and December 31, 2003. Your analysis 	should clearly
demonstrate how you determined that the December 31, 2004
	allowance
and the related provision for the year of $600,000 were
appropriate
	even though you charged off $777,916 and $409,651 for two
major
loans for 	which you had not made specific impairment
provisions
in prior periods. In your 	response, consider the documentation
requirements set forth in the FFIEC Policy 	Release on Allowances
for Loan and Lease Losses dated July 2, 2001.

*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Paula Smith, Staff Accountant at (202) 551-
3696
or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.

	Sincerely,



	Don Walker
	Senior Assistant Chief Accountant

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Charles G. Urtin, President and CEO
IBT Bancorp, Inc.
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